[LETTERHEAD]
December 24, 2009
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
RE: Transamerica Series Trust (the “Trust”)
(File Nos. 033-00507; 811-04419)
Ladies and Gentlemen:
          The Trust hereby requests the withdrawal of Post-Effective Amendment No. 81 (the “Amendment”) to its Registration Statement, as previously filed with the Securities and Exchange Commission (“SEC”) on May 22, 2009 (Accession Number 0000950144-09-004571), pursuant to Rule 477 under the Securities Act of 1933, as amended.
          This Amendment was originally filed to add three new series to the Trust, Transamerica Roszel — Moderately Aggressive VP, Transamerica Roszel — Moderate VP and Transamerica Roszel — Moderately Conservative VP. The Trust no longer has a need to offer these new series and now desires to withdraw this Amendment to its Registration Statement. No securities were issued or sold pursuant to the Amendment and the Amendment has not been declared effective by the SEC.
     Please direct any questions concerning this filing to the undersigned at (727) 299-1814.

Very truly yours,
/s/ Robert S. Lamont, Jr.
Robert S. Lamont, Jr.
Vice President and Senior Counsel

Attachment